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                                                                    Exhibit 99.3

                         TRUMBULL FINANCIAL CORPORATION
                              105 HIGH STREET, N.E.
                               WARREN, OHIO 44481
                                 (330) 373-1800


                              _______________, 1998

Dear Shareholder:

         You are cordially invited to attend the special meeting of shareholders (the "Trumbull Special Meeting") of Trumbull Financial Corporation, an Ohio corporation ("Trumbull"), to be held on [__________], 1998, at 10:00 a.m. (local time) at the ____________, __________, Warren, Ohio 44481. At the Trumbull Special Meeting, holders of Trumbull common stock will be asked to adopt the May 4, 1998 Agreement and Plan of Merger between Second Bancorp Incorporated, an Ohio corporation ("Second Bancorp"), and Trumbull (the "Agreement"). On the date upon which the merger of Trumbull with and into Second Bancorp (the "Merger") becomes effective, each outstanding share of Trumbull common stock (other than shares held by Trumbull shareholders who properly perfect dissenters' rights) will be canceled and exchanged for the right to receive 3.78 shares of Second Bancorp common stock, subject to possible adjustment under the Merger Agreement.

         Your Board of Directors has concluded that the Merger is in the best interests of Trumbull's shareholders. Accordingly, the Board of Directors unanimously recommends that Trumbull shareholders vote FOR the adoption of the Merger Agreement proposal and FOR the proposal to approve the acquisition by Second Bancorp of a controlling interest in Trumbull pursuant to the terms of
Section 1701.831 of the Ohio Revised Code. The terms of the proposed Merger, and important information relating to Trumbull, Second Bancorp and the combined company, are explained in the accompanying Prospectus/Joint Proxy Statement. Please give this document your prompt attention.

         The Board of Directors has received an opinion from Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"), Trumbull's financial advisor, to the effect that, as of the date the Merger Agreement was signed, the Merger consideration was fair to the holders of Trumbull common stock from a financial point of view.

         TO APPROVE THE PROPOSED MERGER, IT WILL BE NECESSARY TO OBTAIN THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST TWO THIRDS OF THE OUTSTANDING SHARES OF TRUMBULL COMMON STOCK, THE AFFIRMATIVE VOTE OF A MAJORITY OF THE SHARES ENTITLED TO VOTE IN THE ELECTION OF DIRECTORS, AND A MAJORITY OF SUCH SHARES EXCLUDING ANY SHARES HELD BY CERTAIN INTERESTED SHAREHOLDERS. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE PROPOSED MERGER. THEREFORE, IT IS IMPORTANT THAT YOU VOTE ON THE MERGER.

         A blue proxy card and a white proxy card are enclosed for your use. The blue proxy card relates to the proposal to adopt the Agreement and approve the Merger. The white proxy card relates to the proposal to approve the acquisition by Second Bancorp of a controlling interest in Trumbull pursuant to the Ohio Control Share Acquisition Statute. Please indicate your voting instructions and sign, date and mail


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both the blue and the white proxy cards promptly in the postage-paid envelope provided. Regardless of whether you plan to attend the Trumbull Special Meeting in person, it is important that you return the enclosed blue and white proxy cards in order to ensure that your shares of Trumbull common stock are voted on both proposals.

         Trumbull shareholders are entitled to exercise dissenters' rights with respect to their shares of Trumbull common stock, as discussed in the accompanying Prospectus/Joint Proxy Statement.

         Thank you for your attention to this important matter.

                                         Sincerely,



                                         P. Scott Carson
                                         President and Chief Executive Officer


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